FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 12, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:                                          Szabolcs Czenthe, Magyar Telekom IR

+36-1-458-0437

Gyula Fazekas, Magyar Telekom IR

+36-1-457-6186

Krisztina Förhécz, Magyar Telekom IR

+36-1-457-6029

investor.relations@telekom.hu

2005 FIRST QUARTER RESULTS: INCREASE IN NET INCOME, MARKET LEADING POSITIONS MAINTAINED IN SPITE OF INTENSE COMPETITION IN ALL SEGMENTS

BUDAPEST – May 12, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first quarter of 2005, according to International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues fell slightly, by 1.7% to HUF 143.6 bn (EUR 585.8 m) in Q1 2005 over the same period in 2004 as the higher mobile and data transmission revenues were offset by a combined decline in revenues from domestic and international traffic.

•                  EBITDA declined by 6.4% to HUF 59.1 bn, with an EBITDA margin of 41.2%.

•                  Gross additions to tangible and intangible assets were HUF 12.4 bn, of which the portion relating to the fixed line segment reached HUF 5.8 bn, with mobile at HUF 6.6 bn.

•                  Following the change in IFRS rules, amortization of goodwill has been discontinued from January 1, 2005 onwards and impairment testing is now carried out on an annual basis. In 2004, depreciation and amortization expenses of Magyar Telekom Group included HUF 13.9 bn of goodwill amortization. In addition, in Q1 2004 the Westel brand name impairment charge relating to the rebranding of Westel to T-Mobile Hungary amounted to HUF 4.4 bn. As a result of these, in Q1 2005, depreciation and amortization fell to HUF 27.3 bn from HUF 36.6 bn a year earlier.

•                  Fixed line segment: external revenues fell by 6.7% to HUF 79.2 bn as increased data transmission (mainly ADSL) revenues only partially offset the decline, primarily in traffic revenues; EBITDA amounted to HUF 30.9 bn (an 8.0% fall) and EBITDA margin on external revenues was 39.1%

•                  Mobile segment: external revenues grew by 5.1% to HUF 64.5 bn driven by voice revenues, enhanced services revenues and subscription fees. EBITDA amounted to HUF 28.2 bn (a 4.7% decline) and EBITDA margin on external revenues reached 43.7%

•                  Group operating profit grew 19.6% to HUF 31.8 bn, mainly driven by a decline in depreciation and amortization as well as a reduction in employee-related expenses and cost of equipment sales. Net income increased from HUF 14.1 bn (EUR 54.1 m) to HUF 18.0 bn (EUR 73.3 m).

•                  Net cash from operating activities decreased to HUF 34.6 bn due to the combined impact of the decline in EBITDA and the severance payments made in Q1 2005. Net cash utilized in investing activities increased to HUF 51.5 bn. The growth is chiefly explained by the acquisition of the majority stake in Telekom Montenegro (TCG). Net cash used in financing activities was HUF 26.4 bn, mainly explained by increased borrowing as a result of the TCG transaction.

•                  Net debt grew by HUF 20.2 bn compared to the end of December 2004, driven by the TCG transaction.  The net debt ratio (net debt to net debt plus equity plus minority interest) increased to 33.3% at the end of March this year.

Elek Straub, Chairman and CEO commented: “At the beginning of 2005, the impact of competition became stronger in both the fixed and mobile businesses. New, combined offers appeared in the market and aggressive marketing campaigns have been seen from the Hungarian fixed line competitors in the last months. Both the Hungarian and Macedonian mobile markets have been characterised by strong tariff competition. This has put a limitation on mobile top line growth and has also negatively impacted our fixed businesses, for example increasing the Hungarian fixed line churn. However, at the same time, as a result of successful measures to increase workforce efficiency in the fixed segment, the lines per employee ratio at the parent company grew from 352 in Q1 2004 to 415 in Q1 2005. To bring a new impetus to the Hungarian fixed line business, we are accelerating our broadband program, and have set a new, higher target: we now intend to reach 600,000 broadband customers by the end of 2006. Looking ahead this year, we are convinced that the rebranding of Matáv and the full introduction of the ‘T’ brand portfolio will be successful in further deepening integration among the businesses. The start-up of 3G services will also support the focus on enhanced services in mobile communication. In line with our stated strategy, we have completed the acquisition of the majority stake in Telekom Montenegro and are now on track to modernise the company and exploit the synergies made possible by the co-operation with the Magyar Telekom Group”.

Hungarian fixed line operations: focus on workforce efficiency, acceleration of the broadband program

Revenues before elimination fell by 6.0% to HUF 71.8 bn with an EBITDA margin at 37.0%. Domestic and international traffic revenues combined declined by 21.7% mainly due to lower volumes and price discounts. At the same time, driven by the strong growth in installed ADSL numbers and increased Internet subscribers, leased line and data revenues continued to increase, rising by 22.5%. Due to the intensified pricing-driven mobile substitution, the total number of fixed lines declined in the first quarter of 2005 (a fall of 1.5% at end-March compared to the same period in 2004). The lines per employee ratio reached 415 at parent company level. Customised tariff packages represented over 60% of the total number of lines with 1.7 million lines at the end of the first quarter of 2005. ADSL rollout successfully continued, reaching 224,037 lines at the parent company by the end of March this year. Magyar Telekom’s Internet subsidiary, T-Online Hungary, maintained its leading position among ISPs in the dial-up market with a market share of approximately 43% and a total of 277,884 Internet subscribers at the end of March 2005 (up by 21.6% year-on-year).

International fixed line operations: cost control to preserve profitability

Revenues before elimination fell by 14.5% to HUF 10.1 bn in Q1 2005 driven by a lower revenue-producing customer base and lower usage, also unfavourably impacted by foreign exchange changes. EBITDA was HUF 4.4 bn with an EBITDA margin of 43.7% reflecting the successful strict cost control. The closing number of employees fell by nearly 24% at the end of the first quarter compared to a year ago due to the restructuring efforts, which resulted in a lines per employee ratio of 252. Fixed line penetration in Macedonia stood at around 28%. The closing number of fixed lines fell by 3.0% due to the impact of the two-way disconnected customers. PSTN subscribers fell to 561,406 but ISDN channels grew by 10.2% to 41,708. MakTel remained the country’s leading Internet service provider; its subscriber base at the end of the first quarter of 2005 increased to 70,011 (vast majority dial-up), a rise of 32.4% year-on-year.

Hungarian mobile operations: stable position in a highly competitive market

Revenues before elimination grew by 2.8% as a result of higher enhanced service revenues and slightly higher traffic revenues. EBITDA amounted to HUF 24.2 bn with EBITDA margin at 38.5%. Operating profit grew strongly by 54.4% to HUF 15.9 bn as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter of 2004. T-Mobile Hungary maintained its leading position in a highly competitive market with 45.9% market share, while GSM penetration was 87.4% at end-March 2005. T-Mobile Hungary’s customer base exceeded 4.0 million at the end of Q1 2005. The proportion of postpaid customers continued to increase to 29.4% of the total customer base, compared with 26.4% at the end of Q1 2004. Average acquisition cost per customer fell strongly, by 26.7% to HUF 7,884 in Q1 2005 from HUF 10,763 a year earlier, reflecting lower subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales related equipment subsidy and agent fee. MOU (monthly average minutes of use per subscriber) grew to 113 in Q1 2005 from 107 a year earlier. Blended ARPU (monthly average revenue per user) declined by 3.1% to HUF 4,653; within this, postpaid ARPU decreased to HUF 10,754 and prepaid ARPU was HUF 2,142. The introduction of new packages encouraged an increase in usage, although the discounts offered combined with regulatory impacts resulted in downward pressure on ARPU. The enhanced services revenue (mainly SMS) grew to HUF 663 (14.3% of total ARPU), from HUF 601 (12.5% of total ARPU) in the same period last year. The churn rate of postpaid customers was successfully maintained at low level of 11.2% in Q1 2005. The churn rate in the prepaid segment was 16.8% in Q1 2005.

International mobile operations: strong EBITDA preserved

Revenues before elimination - in Macedonian denar - grew by 3.2% but due to the foreign exchange impact, fell by 2.6% in Forint terms to HUF 7.6 bn in Q1 2005. EBITDA stood at HUF 4.0 bn with an impressive EBITDA margin of 52.4% reflecting the continued efficiency. Mobile penetration in Macedonia grew strongly to above 51% against 33% at end-Q1 2004. The mobile customer base grew by 37.5% to 777,048, with Mobimak’s mobile market share standing at around 74% at end-March 2005.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary T-Mobile Hungary is Hungary’s largest mobile telecom provider. Magyar Telekom also holds a 100% stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro (TCG). TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of March 31, 2005 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1 2005 results please visit our website: (www.ir.matav.hu/english) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Balance Sheets - IFRS

(HUF million)

	Mar 31, 2004	Mar 31, 2005	Mar 31, 2004 - Mar 31, 2005
	(Unaudited)	(Unaudited)	% change

ASSETS

Current assets
Cash and cash equivalents	26 208	46 493	77.4%
Other financial assets held for trading	450	1 168	159.6%
Trade and other receivables	96 550	95 310	(1.3)%
Inventories	9 003	8 213	(8.8)%
Assets held for disposal	3 051	3 052	0.0%

Total current assets	135 262	154 236	14.0%

Non current assets
Property, plant and equipment - net	604 056	588 315	(2.6)%
Intangible assets - net	281 347	309 290	9.9%
Associates	5 791	4 090	(29.4)%
Deferred taxes	5 108	12 247	139.8%
Other non current assets	6 554	8 396	28.1%

Total non current assets	902 856	922 338	2.2%

Total assets	1 038 118	1 076 574	3.7%

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Loans from related parties	126 644	123 675	(2.3)%
Loans and other borrowings - third party	56 696	40 671	(28.3)%
Trade and other payables	87 230	101 066	15.9%
Deferred revenue	1 841	1 474	(19.9)%
Provision for liabilities and charges	6 331	11 045	74.5%

Total current liabilities	278 742	277 931	(0.3)%

Non current liabilities
Loans from related parties	73 675	132 000	79.2%
Loans and other borrowings - third party	47 080	54 669	16.1%
Deferred revenue	2 095	830	(60.4)%
Deferred taxes	2 479	2 407	(2.9)%
Provision for liabilities and charges	0	1 981	n.a.
Other non current liabilities	0	47	n.a.

Total non current liabilities	125 329	191 934	53.1%

Minority interests	63 096	72 671	15.2%

Shareholders’ equity

Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(3 842)	0.0%
Cumulative translation adjustment	(2 411)	(2 827)	17.3%
Retained earnings	445 541	409 044	(8.2)%

Total shareholders’ equity	570 951	534 038	(6.5)%

Total liabilities and shareholders’ equity	1 038 118	1 076 574	3.7%

MAGYAR TELEKOM

Consolidated Income Statements - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2004	2005	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions, connections and other charges	26 790	26 242	(2.0)%

Outgoing domestic traffic revenues	30 678	23 864	(22.2)%
Outgoing international traffic revenues	3 201	2 612	(18.4)%

Total outgoing traffic revenues	33 879	26 476	(21.9)%

Incoming domestic traffic revenues	1 291	1 450	12.3%
Incoming international traffic revenues	4 096	3 211	(21.6)%

Total incoming traffic revenues	5 387	4 661	(13.5)%

Leased lines and data transmission	11 982	14 907	24.4%

Equipment sales	851	691	(18.8)%

Other revenues	5 921	6 173	4.3%

Total fixed line revenues	84 810	79 150	(6.7)%

Total mobile revenues	61 324	64 452	5.1%

Total revenues	146 134	143 602	(1.7)%

Employee-related expenses	(22 428)	(21 613)	(3.6)%
Depreciation and amortization	(36 601)	(27 333)	(25.3)%
Payments to other network operators	(20 793)	(20 932)	0.7%
Cost of telecommunications equipment sales	(8 301)	(7 868)	(5.2)%
Other operating expenses - net	(31 422)	(34 062)	8.4%

Total operating expenses	(119 545)	(111 808)	(6.5)%

Operating profit	26 589	31 794	19.6%

Net financial expenses	(8 110)	(7 514)	(7.3)%

Share of associates’ results before income tax	1 184	(237)	n.m.

Profit before income tax	19 663	24 043	22.3%

Income tax	(3 196)	(3 822)	19.6%

Profit after income tax	16 467	20 221	22.8%

Minority interests	(2 390)	(2 265)	(5.2)%

Net income	14 077	17 956	27.6%

MAGYAR TELEKOM

Consolidated Cashflow Statement - IFRS

(HUF million)

	3 months ended Mar 31,		%
	2004	2005	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Operating profit	26 589	31 794	19.6%
Depreciation and amortization of fixed assets	36 601	27 333	(25.3)%
Change in working capital	(7 388)	(6 363)	(13.9)%
Amortization of deferred revenue	(510)	(416)	(18.4)%
Interest paid	(9 554)	(10 088)	5.6%
Bank and other finance charges paid	(826)	(672)	(18.6)%
Income tax paid	(3 025)	(3 116)	3.0%
Other cashflows from operations	(979)	(3 847)	293.0%

Net cashflows from operating activities	40 908	34 625	(15.4)%

Cashflows from investing activities

Purchase of tangible and intangible assets	(23 698)	(19 746)	(16.7)%
Purchase of subsidiaries and business units	(452)	(34 416)	7 514.2%
Cash acquired through business combinations	16	761	4 656.3%
Interest received	309	401	29.8%
Dividends received	0	1 376	n.a.
Proceeds from sale of trading investments - net	25	(61)	n.m.
Proceeds from disposal of non current assets	1 452	158	(89.1)%

Net cashflows from investing activities	(22 348)	(51 527)	130.6%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(3 140)	(52)	(98.3)%
Net proceeds of loans and other borrowings	(10 314)	26 466	n.m.

Net cashflows from financing activities	(13 454)	26 414	n.m.

Effect of foreign exchange rate changes on cash and cash equivalents	(1 030)	102	n.m.

Change in cash and cash equivalents	4 076	9 614	135.9%

Cash and cash equivalents, beginning of period	22 132	36 879	66.6%

Cash and cash equivalents, end of period	26 208	46 493	77.4%

Change in cash and cash equivalents	4 076	9 614	135.9%

Summary of key operating statistics

GROUP	March 31, 2004	March 31, 2005	% change

EBITDA margin	43.2%	41.2%	n.a.
Operating margin	18.2%	22.1%	n.a.
Net income margin	9.6%	12.5%	n.a.
ROA	5.4%	6.8%	n.a.
Net debt	277 437	303 354	9.3%
Net debt to total capital	30.4%	33.3%	n.a.
Number of employees (closing full equivalent)*	14 838	14 025	(5.5)%

FIXED LINE SEGMENT	March 31, 2004	March 31, 2005	% change

Hungarian

Fixed line penetration	37.6%	37.1%	n.a.
Digitalization of exchanges with ISDN	89.9%	93.5%	n.a.
Number of closing lines**
Residential	2 082 619	2 057 898	(1.2)%
Business	267 719	258 770	(3.3)%
Payphone	29 430	26 136	(11.2)%
ISDN channels	531 666	525 322	(1.2)%
Total lines	2 911 434	2 868 126	(1.5)%

Traffic in minutes (thousands)**
Local traffic (including Internet)***	1 426 117	1 423 975	n.m.
Long distance***	453 008	280 153	n.m.
Fixed to mobile	245 003	196 408	(19.8)%
Domestic outgoing traffic	2 124 128	1 900 536	(10.5)%
International outgoing traffic	34 415	28 614	(16.9)%
Total outgoing traffic	2 158 543	1 929 150	(10.6)%

Data products
ADSL lines**	126 017	226 813	80.0%
Internet subscribers	228 526	277 884	21.6%
Market share on the dial-up market (estimated)	44%	43%	n.a.
Managed leased lines (Flex-Com connections)**	11 314	10 718	(5.3)%
Cable television customers	364 886	386 536	5.9%

Employees
Fixed line employees (closing full equivalent)**	8 344	6 995	(16.2)%
Lines per fixed line employees**	348.9	410.0	17.5%
Fixed line employees (Magyar Telekom Rt., closing full equivalent)	8 043	6 732	(16.3)%
Lines per fixed line employees (Magyar Telekom Rt.)	352.2	414.6	17.7%

International

Macedonian fixed line penetration	29.0%	28.0%	n.a.
Number of closing lines ****
Residential	524 267	507 154	(3.3)%
Business	56 656	51 601	(8.9)%
Payphone	2 728	2 651	(2.8)%
ISDN channels	37 858	41 708	10.2%
Total lines	621 509	603 114	(3.0)%

Traffic in minutes (thousands)
Local traffic (including Internet)	529 189	439 351	(17.0)%
Long distance	61 800	55 393	(10.4)%
Fixed to mobile	38 368	34 163	(11.0)%
Domestic outgoing traffic	629 357	528 907	(16.0)%
International outgoing traffic	9 194	8 130	(11.6)%
Total outgoing traffic	638 551	537 037	(15.9)%

Data products
ADSL lines	372	4 074	995.2%
Internet subscribers	52 888	70 011	32.4%
Market share on the dial-up market (estimated)	56%	79%	n.a.

Employees
Fixed line employees (closing full equivalent)	3 134	2 391	(23.7)%
Lines per fixed line employees	198.3	252.2	27.2%

* Includes employees at Telekom Monetenegro from March 31, 2005.

** Magyar Telekom Rt. + Emitel (100% owned by Magyar Telekom Rt.)

*** Due to reclassification of long distance I. (agglomeration) minutes from long distance to local minutes from January 2005, the 2004 and 2005 figures are not comparable

**** In 1Q05, over 20,000 two-way disconnected lines were disassembled at Maktel

MOBILE SEGMENT	March 31, 2004	March 31, 2005	% change

Hungarian

Mobile penetration	79.6%	87.4%	n.a.
Market share of T-Mobile Hungary	47.7%	45.9%	n.a.
Number of customers (RPC)	3 837 945	4 051 778	5.6%
Postpaid share in the RPC base	26.4%	29.4%	n.a.
MOU	107	113	5.6%
ARPU	4 800	4 653	(3.1)%
Postpaid ARPU	11 871	10 754	(9.4)%
Prepaid ARPU	2 292	2 142	(6.5)%
Overall churn rate	9.3%	15.1%	n.a.
Postpaid	11.2%	11.2%	n.a.
Prepaid	8.7%	16.8%	n.a.
Enhanced services within ARPU	601	663	10.3%
Average acquisition cost (SAC) per customer	10 763	7 884	(26.7)%

International

Macedonian mobile penetration	33.0%	51.2%	n.a.
Market share of Mobimak	83.5%	73.7%	n.a.
Number of customers (RPC)	565 170	777 048	37.5%
Postpaid share in the RPC base	18.1%	15.7%	n.a.
MOU	67	58	(13.4)%
ARPU	4 121	2 928	(28.9)%

Analysis of the Financial Statements for 1Q05 (three months ended March 31, 2005)

Exchange rate information

The Euro weakened by 0.7% against the Hungarian Forint year on year (from 248.92 HUF/EUR on March 31, 2004 to 247.18 HUF/EUR on March 31, 2005). The average HUF/EUR rate decreased from 260.09 in 1Q2004 to 245.13 in 1Q2005.

The U.S. Dollar depreciated by 6.3% against the Hungarian Forint year on year (from 203.65 HUF/USD on March 31, 2004 to 190.81 HUF/USD on March 31, 2005).

Analysis of group income statements

Magyar Telekom acquired a 51.12 percent stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92 percent of TCG’s shares from minority shareholders.

TCG’s balance sheet was consolidated in our accounts as at March 31, 2005, while the results of TCG will be included in our consolidated income statement from the second quarter of 2005. The transaction had an impact on our first quarter 2005 cashflow.

Revenues

Revenues from fixed line subscriptions, connections and other charges decreased by 2.0% in the first quarter of 2005 compared to the same period in 2004. Revenues from ISDN subscription fees declined mainly at Magyar Telekom Rt. due to the lower number of average ISDN connections and promotions given to new ISDN subscribers. Revenues from connection fees also showed a decrease, which resulted primarily from lower analog and ISDN gross additions and to a lesser extent from the 50% decrease in business analog connection fee from June 1, 2004 at Magyar Telekom Rt.

Magyar Telekom Rt. terminated the sale of 15-, 40-, 100-hour and other wholesale Internet packages on June 30, 2004 which caused a significant decrease in revenues from other charges in the first three months of 2005. Lower value-added services relating to Sulinet as well as PBX revenues at BCN Rendszerház also had negative influence on revenues from other charges.

These decreases were partly compensated by increased revenue from XL and XXL supplementary packages at Magyar Telekom Rt. in line with higher customer base of these packages and higher residential analog subscription fees from January 1, 2005.

Outgoing domestic fixed line traffic revenues in 1Q2005 amounted to HUF 23.9 bn compared to HUF 30.7 bn in 1Q2004. While outgoing domestic traffic decreased by 10.5% in the Hungarian fixed line operations, the higher decrease in revenue is due to lower average per minutes fees. Both Magyar Telekom Rt. and Emitel offered several price discounts to customers choosing different tariff packages. At the end of March 2005, over 60% of Magyar Telekom Rt.’s customers chose customized tariff packages, the most popular of which is the Felezo (Halving) package. The increased subscriber number of XL and XXL supplementary packages also contributed to the decrease in outgoing domestic traffic revenues at Magyar Telekom Rt. Lower outgoing domestic traffic revenues at Maktel resulted from lower usage, partly compensated by price increases due to general tariff rebalancing in July 2004.

Outgoing international fixed line traffic revenues decreased by 18.4%, from HUF 3.2 bn in the first quarter of 2004 to HUF 2.6 bn in the same period of 2005. This decrease at Magyar Telekom Rt. is mainly due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) as well as decreased outgoing minutes. Lower outgoing international traffic revenues at Maktel reflect the combined effect of decreased tariffs and lower volume of minutes.

Incoming domestic fixed line traffic revenues for 1Q2005 increased by 12.3% compared to the same period in 2004. The main reason for this increase at Magyar Telekom Rt. is the higher revenues from LTOs for call origination and also for call termination in line with their increased interconnection traffic, partly offset by lower LRIC-based rates introduced on June 15, 2004. Decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Rt. resulted from lower minutes as well as lower rates mainly in the mobile to international call relation.

Incoming international fixed line traffic revenues decreased to HUF 3.2 bn for the three months ended March 31, 2005 compared to HUF 4.1 bn for the same period in 2004. Incoming international revenues decreased mainly at Maktel due to lower incoming traffic as well as due to lower average settlement rates. Incoming international traffic revenues at Magyar Telekom Rt. declined mainly due to significant decrease in average settlement rates, partly offset by 5.4% increase in incoming traffic. The incoming international traffic increased for calls terminated in Magyar Telekom Rt. and LTO areas, while mobile terminated traffic transited by Magyar Telekom Rt. decreased due to migrations of international calls to mobile network.

Revenues from leased lines and data transmission of the fixed line operations grew to HUF 14.9 bn in 1Q2005 compared to HUF 12.0 bn in 1Q2004. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Rt. and Emitel grew to 226,813 (from 126,017 at the end of the first quarter of 2004) and the number of T-Online Internet connections grew by 21.6% to 277,884 compared to the previous year. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth.

Revenues from fixed line equipment sale decreased to HUF 0.7 bn for the three months ended March 31, 2005 compared to HUF 0.9 bn for the same period in 2004. Equipment sale revenue decrease is due to lower average price of phonesets at Magyar Telekom Rt. as well as less equipment sold at Maktel.

Other fixed line revenues amounted to HUF 6.2 bn in 1Q2005 compared to HUF 5.9 bn in 1Q2004. Other revenues include construction, maintenance, cable television, drop charge and miscellaneous revenues. The main driver of the increase was the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2005 as well as higher drop charge revenue at Magyar Telekom Rt.

Revenues from mobile telecommunications services amounted to HUF 64.5 bn for the three months ended March 31, 2005 compared to HUF 61.3 bn for the same period in 2004 (a 5.1% increase). The growth mainly resulted from the 6.2% higher T-Mobile Hungary average customer base. Prepaid customers accounted for approximately 71.1% of gross additions in 1Q2005 and represent 70.6% of total T-Mobile Hungary customers as of March 31, 2005.

T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 5.6% from 107 minutes in 1Q2004 to 113 minutes in 1Q2005. T-Mobile Hungary’s monthly average revenue per user (“ARPU”) decreased by 3.1% from HUF 4,800 in the first quarter of 2004 to HUF 4,653 for the same period of 2005 as the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased.

Within mobile telecommunications services, enhanced services show the highest increase with 14.7% growth year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Operating Expenses

Employee-related expenses for the first quarter of 2005 amounted to HUF 21.6 bn compared to HUF 22.4 bn for the same period in 2004 (a decrease of 3.6%). The main driver is the decrease in average headcount, especially at Magyar Telekom Rt. and Maktel. The group headcount figure fell from 14,838 on March 31, 2004 to 14,025 on March 31, 2005 (including 1,351 employees of TCG Group on March 31, 2005). The number of lines per fixed line employee at Magyar Telekom Rt. increased to 414.6 at the end of March 2005 compared to 352.2 a year earlier.

The decrease in employee-related expenses was partly offset by the 6.0% average wage rate increase from April 1, 2004 at Magyar Telekom Rt.

Depreciation and amortization decreased significantly by 25.3% to HUF 27.3 bn in 1Q2005 from HUF 36.6 bn in 1Q2004. This decrease is mainly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary, which resulted in a HUF 4.4 bn additional amortization charge in the first quarter of 2004. In accordance with the IFRS 3 standard, no amortization of goodwill was accounted relating to acquisitions after March 31, 2004, and existing goodwill is not amortized from January 1, 2005 which also contributed to the decrease. Lower depreciation expense at Magyar Telekom Rt. is also due to decreased amortization of certain fixed assets because of scrapping and impairments in 2004 as well as lower gross value of assets in 1Q2005.

Payments to other network operators reached HUF 20.9 bn in the first three months of 2005 compared to HUF 20.8 bn in the same period of 2004. The slight increase was mainly due to the 0.8% increase in outpayments to mobile operators, mainly driven by
T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration. The decrease in outpayments to LTOs was due to lower payments of T-Mobile Hungary. International network access charges show a 3.2% increase driven by higher roaming outpayments at T-Mobile Hungary, partly offset by decreased international outpayments at Maktel. International outpayments decreased at Magyar Telekom Rt. as well resulting from lower minutes, lower average settlement rates with foreign service providers as well as the strengthening of HUF against the SDR.

The cost of telecommunications equipment sales for the three months ended March 31, 2005 was HUF 7.9 bn compared to HUF 8.3 bn for the same period in 2004. The 5.2% decrease is mainly due lower average cost of phonesets at Magyar Telekom Rt. and less equipment sold at Maktel. Mobimak’s equipment sales costs also showed a decrease due to lower average cost of phonesets, partly compensated by higher gross additions to subscribers. These decreases were partly offset by a slight increase at T-Mobile Hungary as a result of higher gross additions and higher level of upgrade costs, almost fully offset by lower average cost of phonesets.

Other operating expenses increased by 8.4% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. This increase was primarily due to higher amount of provisions made for impairment of receivables at Magyar Telekom Rt., T-Mobile Hungary and also at Maktel. Subcontractor’s fees also increased as a result of increased outpayments related to drop charge at Magyar Telekom Rt. These increases were partly offset by lower marketing expenses and decreased maintenance fees, mainly at Magyar Telekom Rt.

Operating Profit

Operating margin for the first quarter ended March 31, 2005 was 22.1%, while operating margin for the same period in 2004 was 18.2%. The increase is mainly due to the significant decrease in depreciation and amortization charges in connection with the write-off of Westel brand name and the discontinuation of the goodwill amortization from January 1, 2005.

Net Interest and Other Charges

Net interest and other charges were HUF 7.5 bn in 1Q2005 compared to HUF 8.1 bn in 1Q2004. Net interest and other charges decreased mainly due to the HUF 0.6 bn decrease in interest expenses owing to lower average HUF interest rates as well as lower other financial charges primarily at Magyar Telekom Rt. Net interest and other charges included HUF 0.6 bn net FX gain, HUF 7.8 bn interest expense, HUF 0.7 bn other financial charges and HUF 0.4 bn interest and other financial income in 1Q2005.

Share of associates’ results before income tax

Share of associates’ results amounted to minus HUF 237 million for the first quarter of 2005 compared to HUF 1,184 million for the same period in 2004, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat in 1Q2004. Low performance of T-Systems Hungary also contributed to the decrease.

Income tax

Income tax expense increased from HUF 3.2 bn in 1Q2004 to HUF 3.8 bn in 1Q2005 resulting from the higher profit before tax of the group mainly owing to the impairment of Westel brandname in the first quarter of 2004, as well as the discontinuation of goodwill amortization in the IFRS financial statements in 1Q2005 partly offset by the share of associates’ results. The increase resulted to a lesser extent also from the improved results of T-Online.

Minority interest

Minority interest in the first quarter of 2005 was HUF 2.3 bn compared to HUF 2.4 bn for the same period in 2004. The slight decrease mainly results from the weaker performance of Maktel and Mobimak.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of March 31, 2004 were HUF 1,038 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,077 bn as of March 31, 2005.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 10.4% from March 31, 2004 to HUF 164.3 bn at March 31, 2005. This decrease in current loans and other borrowings reflects the strong cash generation of Magyar Telekom Group, which allowed to repay the maturing HUF 12.5 bn EIB Telecommunications Project II/B loan with value date June 25, 2004 and to repay HUF 23 bn under the HUF 126.6 bn Deutsche Telekom intercompany loan as well as HUF 10 bn under the HUF 20 bn Deutsche Telekom intercompany loan.

Non-current loans and other borrowings increased by 54.6% from March 31, 2004 to HUF 186.7 bn at March 31, 2005. This increase is mainly due to the loans taken from DT International Finance BV to finance the dividend payment of Magyar Telekom Rt. and the fact that the HUF 76.6 bn part of the HUF 126.6 bn intercompany loan matured on August 23, 2004 was mainly refinanced from medium- and long-term intercompany loans. Additionally, the acquisition of majority stake in TCG was financed from medium-term Deutsche Telekom intercompany loan increasing the non-current part of the loan portfolio as well.

At March 31, 2005, almost 100% of the loan portfolio was HUF denominated. At the end of the first quarter of 2005, 33.8% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 33.3% at March 31, 2005 compared to 30.4% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 15.4% compared to 1Q2004 and amounted to HUF 34,625 million in 1Q2005. The decrease was mainly due to lower EBITDA and the severance payments made in 1Q2005.

Net cashflows from investing activities amounted to minus HUF 51,527 million in the first quarter of 2005, while it was minus HUF 22,348 million for the same period in 2004. This HUF 29,179 million increase in cash outflow is predominantly due higher amounts paid for the purchase of subsidiaries. In March 2005, Magyar Telekom acquired a 51.12% stake in Telekom Montenegro and an additional 21.92% stake from its minority shareholders resulting in a total share of 73.04%. This increase was slightly offset by a decrease in gross additions to tangible and intangible assets at T-Mobile Hungary.

Net cashflows from financing activities amounted to minus HUF 13,454 million in 1Q2004 compared to HUF 26,414 million in 1Q2005. While during the first quarter of 2005, Magyar Telekom took a net HUF 26,466 million loan mainly in connection with the acquisition of Telekom Montenegro, in the same period of 2004 it repaid a net HUF 10,314 million. Dividends paid to shareholders decreased by HUF 3,088 million, mainly as a result of dividends paid to minority shareholders of Maktel and Stonebridge in 2004.

Analysis of segment results

Please note that starting from the 2004 Annual report, Magyar Telekom changed its previously applied segment disclosure as a result of the change in the management and reporting structure of the Group. Prior years’ segment disclosures are and will be amended to facilitate comparability with the disclosure of 2004.

The primary segments are based on the business lines (fixed line and mobile operations), which include both Hungarian and international activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes.

Magyar Telekom further divides the two business segments into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Rt. and its consolidated subsidiaries, other than T-Mobile Hungary and our Macedonian and Montenegrin subsidiaries.

HUF millions	1Q2004	1Q2005	Change (%)

Revenues	76,356	71,778	(6.0)
EBITDA	28,800	26,524	(7.9)
Operating profit	11,922	11,225	(5.8)
Property, plant and equipment	409,327	371,414	(9.3)
Intangible assets	32,567	32,061	(1.6)
Gross additions to tangible and intangible fixed assets	6,001	5,211	(13.2)
Headcount (closing full equivalent)	9,509	8,110	(14.7)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations showed a 6.0% decrease year over year. The outgoing domestic fixed voice business experienced a 23.7% decline due to price and usage decreases. Outgoing international traffic revenues went down by 19.4% as a result of lower prices of different tariff packages and lower outgoing traffic. The 5.3% decrease in incoming domestic traffic revenues was mainly due to lower revenue from mobile operators owing to lower LRIC-based rates and diminished volume of minutes mainly in mobile to international direction at Magyar Telekom Rt. Incoming international traffic revenues declined by 16.6% due to significantly lower international average settlement rates, partly offset by an increase in incoming minutes. Leased lines and data transmission services increased by 22.5% in 1Q2005 compared to 1Q2004. Leased lines and data transmission revenue growth was driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the Hungarian fixed line operations decreased by 5.8% due to lower traffic revenues and increased other operating expenses. These negative effects were partly offset by lower payments to other network operators, depreciation and amortization expenses, employee-related expenses and cost of equipment sales.

International fixed line operations

International fixed line operations include Maktel, Stonebridge and Telemacedonia and the related goodwill arising on consolidation. The March 31, 2005 closing figures also include the balance sheet and headcount of Telekom Montenegro.

HUF millions	1Q2004	1Q2005	Change (%)

Revenues	11,836	10,114	(14.5)
EBITDA	4,834	4,423	(8.5)
Operating profit	2,437	2,384	(2.2)
Property, plant and equipment	59,911	80,484	34.3
Intangible assets	13,974	18,326	31.1
Gross additions to tangible and intangible fixed assets	432	594	37.5
Headcount (closing full equivalent)	3,139	3,589	14.3

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Maktel’s fixed line subscribers decreased by 3.0% to 603,114 at March 31, 2005, while the number of its Internet subscribers increased further and reached 70,011 by March 31, 2005 from 52,888 a year earlier.

Revenues from the international fixed line operations decreased to HUF 10.1 bn at March 31, 2005. Lower subscriptions revenues in 1Q2005 resulted from lower average number of PSTN customers. Outgoing domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in July 2004. Lower outgoing international traffic revenues resulted from decreased usage as well as from lower prices. Incoming international traffic revenues decreased as well, mainly due to stronger MKD against the SDR and lower volume of incoming traffic. Revenues from leased lines and data transmission showed a slight decrease because of decreased international leased line revenues due to lower USD exchange rate as well as lower number of international leased line contracts. These decreases were partly offset by increased Internet revenues resulting from increased average number of customers. Equipment sales revenues decreased due to less phonesets sold and lower average price of phonesets at Maktel.

Total operating expenses decreased by 17.8%, mainly because of decreases in payments to other network operators, employee-related expenses, depreciation and amortization, as well as decreased other operating expenses. Operating profit decreased because the successful cost-cutting efforts could not fully compensate for the revenue loss.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the related goodwill arising on consolidation.

HUF millions	1Q2004	1Q2005	Change (%)

Revenues	61,080	62,819	2.8
EBITDA	25,505	24,194	(5.1)
Operating profit	10,296	15,898	54.4
Property, plant and equipment	117,052	113,970	(2.6)
Intangible assets	192,885	202,954	5.2
Gross additions to tangible and intangible fixed assets	8,989	6,332	(29.6)
Headcount (closing full equivalent)	1,777	1,751	(1.5)

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 87.4% in Hungary and T-Mobile Hungary accounts for 45.9% market share in the very competitive mobile market.

Revenues in the Hungarian mobile operations increased by 2.8% in the first three months of 2005 compared to the same period in 2004 due to the increase in the number of mobile customers. T-Mobile Hungary’s customer base surged 5.6% to 4,051,778 subscribers, including 2,859,814 prepaid customers by March 31, 2005. Average monthly usage per T-Mobile Hungary subscriber increased by 5.6% from 107 minutes in 1Q2004 to 113 minutes in 1Q2005. T-Mobile Hungary’s ARPU decreased by 3.1% from HUF 4,800 in the first quarter of 2004 to HUF 4,653 in the same period of 2005. Revenues from call terminations remained stable in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Rt. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 54.4% increase as total operating expenses decreased by HUF 3.9 bn and revenues increased by HUF 1.7 bn year over year. The decrease in operating expenses is due to the significant decrease in depreciation charges resulting from the impairment on the Westel brand name booked in the first quarter of 2004 and the discontinuation of the goodwill amortization from January 1, 2005, partly offset by higher payments to other network operators.

International mobile operations

International mobile operations include Mobimak and the related goodwill arising on consolidation. The March 31, 2005 closing figures also include the balance sheet and headcount of Monet, the mobile subsidiary of Telekom Montenegro.

HUF millions	1Q2004	1Q2005	Change (%)

Revenues	7,817	7,613	(2.6)
EBITDA	4,061	3,989	(1.8)
Operating profit	1,945	2,287	17.6
Property, plant and equipment	17,767	22,447	26.3
Intangible assets	41,921	55,949	37.2
Gross additions to tangible and intangible fixed assets	412	262	(36.4)
Headcount (closing full equivalent)	413	575	39.2

* EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobimak’s subscriber base increased significantly by 37.5% to 777,048 including 655,082 prepaid customers on March 31, 2005. Mobimak had 73.7% share in the Macedonian mobile market and mobile penetration was 51.2% at the end of the first quarter of 2005.

Total revenues of Mobimak in HUF decreased by 2.6% in the first three months of 2005 primarily due to the 5.7% strengthening of the HUF against the MKD. This, together with the lower MOU and lower tariffs resulted in decreased mobile traffic revenues. This was partly compensated by the higher average customer base and increased enhanced services revenue. Equipment sale revenues decreased as a result of lower average sales price of phonesets, partly compensated by the increased number of gross additions.

Total operating expenses decreased by 9.3%, mainly because from January 1, 2005 no amortization of goodwill is accounted for in line with the IFRS 3 standard.

Company name:	Magyar Telekom Rt.	Telephone:	36-1-458-04-24
Company address:	H-1013 Budapest Krisztina krt. 55.	Fax:	36-1-458-04-43
Sector:	Telecommunications	E-mail address:	investor.relations@ln.matav.hu
Reporting period:	January 1, 2005 – March 31, 2005	Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited	☐	☒

Consolidated	☒	☐

Accounting principles	Hungarian	☐	IFRS	☒	Other	☐

PK2. Consolidated Companies with direct ownership of Magyar Telekom Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	73.04%	73.04%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
BCN Rendszerház	6,158	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	49.99%	L
Axelero	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
MatávkábelTV	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
Kis-Astrasat	300	90.00%	49.90%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Magyar Telekom	3	100.00%	100.00%	L
T-Online	3	100.00%	100.00%	L
T-Kábel	3	100.00%	100.00%	L
Viabridge	mEUR 0.251	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,213
Future obligations from rental and operating lease contracts	22,134
Future obligation from capex contracts	13,562
Other future obligations	146

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,043	7,740	6,732
Group	14,838	13,724	14,025

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,740	6,732
Group	13,724	14,025

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2005)			Closing (March 31st , 2005)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	3.51	3.53	36,581,576	4.28	4.30	44,660,184
Foreign institution/company	88.37	88.79	921,543,267	87.65	88.07	914,032,366
Domestic individual	1.96	1.97	20,451,358	0.00	0.00	2,001
Foreign individual	0.02	0.02	207,289	0.00	0.00	0
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	n.a.	4,900,000	0.47	n.a.	4,900,000
Government Institutions	0.31	0.31	3,244,326	0.31	0.31	3,250,299
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	4.51	4.53	47,067,116	6.44	6.47	67,109,299
Depositaries	0.84	0.84	8,765,839	0.85	0.85	8,857,451
Other	0.01	0.01	50,829	0.00	0.00	0
„B” Share	0.00	0.00	1	0.00	0.00	1
T O T A L	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000
Subsidiaries	0	0
TOTAL	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	102,248,640	9.81	9.85	ADR Depository

TSZ3. Senior officers, strategic employees

Type (1)	Name	Position	Beginning of assignment	End / termination of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
BM	Achim Berg	Board Member	April 28, 2004	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	58,190
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee – Chairman	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Arne Freund	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member Audit Committee Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	700
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	Christopher Mattheisen	Chief Operating Officer, Wireline Services Line of Business	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	András Sugár	CEO of T-Mobile Hungary, Member of Magyar Telekom Group’s Management Committee	1993 January 1, 2005	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
Own share property TOTAL:					159,800

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 17, 2005	Magyar Telekom announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro
January 20, 2005	The Board of Directors of Magyar Telekom made a conceptual decision on the renaming of Matáv to Magyar Telekom
January 21, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Extraordinary General Meeting on February 22, 2005
February 1, 2005	Magyar Telekom announced to further outplace its real estate opreations
February 21, 2005	Magyar Telekom announced that it has signed an agreement to acquire X-Byte Kft.
February 22, 2005	Magyar Telekom’s Extraordinary General Meeting approved the decision of the Board of Directors on changing the name of Matáv to Magyar Telekom
March 3, 2005	Standard & Poor’s upgraded Magyar Telekom’s rating from BBB+ to A-, with a stable outlook
March 16, 2005	Magyar Telekom signed a Share Purchase Agreement to acquire 51.12% of the shares of Telekom Montenegro from the Government of Montenegro
March 16, 2005	Magyar Telekom announced that the proportion of shares held by JP Morgan Case Bank fell below 10%, to 9.97% on March 11, 2005
March 21, 2005	Magyar Telekom signed a loan agreement with Deutsche Telekom on a medium term Hungarian forint-denominated loan. The loan will be used for the acquisition of the 51.12% of Telekom Montenegro.
March 22, 2005	Magyar Telekom announced that the Board of Directors proposed to Shareholder a dividend payment of HUF 70 per share (par value HUF 100) for the fiscal year 2004
March 23, 2005	Magyar Telekom informed its shareholders on the sale of shares not submitted for dematerialisation
March 25, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Annual General Meeting on April 27, 2005
March 29, 2005	Magyar Telekom informed its shareholders on the payment of printed shares not submitted for dematerialization
April 1, 2005	Magyar Telekom announced financial closing of the acquisition of Telekom Montenegro majority stake
April 6, 2005	Magyar Telekom announced that Telekom Montenegro held a General Meeting in Podgorica, where the new Board of Directors have been elected. Magyar Telekom nominated 6 candidates to the 7-member Board.
April 27, 2005	Magyar Telekom published resolutions of its Annual General Meeting
May 2, 2005	Magyar Telekom announced that the change of the Group’s name and brand strategy will take place within few days, upon the registration of the Court of Registry

Magyar Telekom Rt. publishes its announcements in Magyar Tökepiac.

Change in the organizational structure

The Board of Directors of Magyar Telekom decided to rationalize the group’s structure. The changes, which aim to simplify the organizational structure and thereby increase operational efficiency, took effect from January 1, 2005. Magyar Telekom published details of the organizational change on December 15, 2004 as well as in its flash report published on February 11, 2005.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: May 12, 2005